
November 1, 2021

Anthony Leo
Chief Executive Officer
BayFirst Financial Corp.
700 Central Avenue
St. Petersburg, FL 33701

> **Re: BayFirst Financial Corp.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed October 1, 2021**
> **File No. 333-256009**

Dear Mr. Leo:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 28, 2021 letter.

Amendment No. 2 to Registration Statement on Form S-1

General

1. We note that you are registering, among others, the resale of fractional shares of your common stock by the Registered Stockholders, as referenced in the fee table, the prospectus cover page and the "Principal and Registered Stockholders" section. Please disclose the material impacts of owning fractional shares of your common stock, including, without limitation:
   - whether fractional share investors will receive dividend, voting, and other rights associated with whole-share ownership and, if so, explain how fractional share investors are entitled to these rights, whether by contract, applicable law (including Article 8 of the UCC), or both;

- whether fractional share investors have the right to receive confirmations, proxy statements and other documents required by law to be provided to security holders;
- the treatment of fractional shares by your transfer agent and brokers; and
- the extent to which fractional shares purchased by investors in this offering may be subsequently traded on the OTCQX, Nasdaq or other public exchanges or alternative trading venues.

Risk Factors

Risks Related to Our Securities, page 18

2. Please expand your risk factor disclosure to address any material risks of owning fractional shares of your common stock (e.g., any liquidity risks associated with owning fractional shares of a potentially thinly-traded company). In this regard, we note your disclosure on page 25 that your common stock is currently quoted and traded on the OTCQX, which has resulted in a minimal level of trading.

Principal and Registered Stockholders, page 71

3. We note your revised disclosure in response to comment 4 that to the best of your knowledge, no affiliate of any broker-dealer owns shares of your common stock or warrants. Please revise to explain the basis for your knowledge (e.g., whether you received representations regarding broker-dealer affiliations from each of the Registered Stockholders and warrant holders referenced in the "Principal and Registered Stockholders" section).

You may contact William Schroeder at (202) 551-3294 or Benjamin Phippen at (202) 551-3697 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston at (202) 551-3448 or David Lin at (202) 551-3552 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Richard Pearlman, Esq.